UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report on Form 6-K, together with Exhibit 99.1 attached hereto, contains information regarding the Exchange Agreement that Paragon Shipping Inc. (the “Company”) entered into on April 6, 2016 as well as the resignation of two directors of the Company, which were effective on April 6, 2016.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-192517) filed with the U.S. Securities and Exchange Commission with an effective date of January 8, 2014.

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Exchange Agreement

On April 6, 2016, we entered into an exchange agreement (the “Exchange Agreement”) with an unrelated third party and holder (the “Holder”) of $1,250,000 principal amount of our issued and outstanding senior unsecured notes due 2021 that bear interest at a rate of 8.375% per year, or 50,000 of such unsecured notes with a denomination of $25.00 each (collectively, the “Notes”), pursuant to which the Holder has the right, for 90 trading days following the date of the Exchange Agreement, to exchange such Notes for a number of shares of the Company’s Class A common shares, par value $0.001 per share pursuant to a formula set forth in the Exchange Agreement (collectively, the “Exchange Shares”). The Company agreed to pay up to $10,000 of reasonable attorneys’ fees and expenses incurred by the Holder in connection with the transaction.

The Company’s issuance of the Exchange Shares is exempt from registration under the 1933 Act pursuant to the exemption from registration provided by Section 3(a)(9) of the 1933 Act.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell, the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The foregoing description of the transaction and the Exchange Agreement is not complete and is subject to and qualified in its entirety by reference to the Exchange Agreement, which is filed as an exhibit hereto and is incorporated herein by reference. The Exchange Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about us or our subsidiaries and affiliates. The representations, warranties and covenants contained in the Exchange Agreement were made only for purposes of such agreement and as of a specific date; were solely for the benefit of the party to the Exchange Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Exchange Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of us or our subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Exchange Agreement, which subsequent information may or may not be fully reflected in public disclosures by us.

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Board of Director Resignations

On April 6, 2016, Mr Bruce Ogilvy and Mr Lambros Theodorou resigned as directors of the Company, effective immediately. After the receipt of such resignations, the board of directors of the Company (the “Board”), reduced the size of the Board from six members to four members, leaving no vacancies on the Board. The remaining Board consists of Mr. Michael Bodouroglou, Mr. Nigel Cleave, Mr. Dimitrios Sigalas and Mr. George Xiradakis. Messrs. Cleave, Sigalas and Xiradakis are considered independent under the rules of NASDAQ Stock Market. Messrs. Cleave, Sigalas and Xiradakis will serve as members of the Company's Audit Committee, Nominating/Corporate Governance Committee and Compensation Committee.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Form of Exchange Agreement, dated April 6, 2016, by and between the Company and the Holder

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: April 7, 2016	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer

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